UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Sears Canada Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

81234D109
(CUSIP Number)

September 29, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[_]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

[_]  Rule 13d-1(d)

__________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	81234D109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Capital Management, L.L.C.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

15,856,238

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

17,558,595

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,558,595

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.23%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No.	81234D109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bruce R. Berkowitz

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

342,960

6.	SHARED VOTING POWER

15,856,238

7.	SOLE DISPOSITIVE POWER

342,960

8.	SHARED DISPOSITIVE POWER

17,558,595

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

17,901,555

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

17.57%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

CUSIP No.	81234D109

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Fairholme Funds, Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) [_]
(b) [x]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

10,190,615

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

10,190,615

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,190,615

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
[_]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

10.0%

12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IV

THIS IS THE FIRST AMENDMENT TO SCHEDULE 13G BEING FILED BY EACH OF THE REPORTING PERSONS WITH THE EXCEPTION OF FAIRHOLME FUNDS, INC.  THIS IS THE FIRST SCHEDULE 13G BEING FILED FOR FAIRHOLME FUNDS, INC. IN RESPECT OF THE ISSUER.
CUSIP No.	81234D109

Item 1.	(a).	Name of Issuer:

Sears Canada Inc.

	(b).	Address of issuer's principal executive offices:

290 Yonge Street, Suite 700 Toronto, Ontario, M5B 2C3 Canada

Item 2.	(a).	Name of person filing:

Fairholme Capital Management, L.L.C. Bruce R. Berkowitz Fairholme Funds, Inc.

	(b).	Address or principal business office or, if none, residence:

Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
 Miami, FL 33137

Bruce R. Berkowitz
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
 Miami, FL 33137

Fairholme Funds, Inc.
c/o Fairholme Capital Management, L.L.C.
4400 Biscayne Boulevard, 9th Floor
 Miami, FL 33137

	(c).	Citizenship:

Fairholme Capital Management, L.L.C. – Delaware Bruce R. Berkowitz - United States of America Fairholme Funds, Inc. - Maryland

	(d).	Title of class of securities:

Common Shares

	(e).	CUSIP No.:

81234D109

Item 3.	If This Statement is filed pursuant to §§.240.13d-1(b) or 240.13d-2(b), or (c), check whether the person filing is a

(a)	[_]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	[_]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[_]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[_]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	[_]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	[_]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	[_]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

(h)	[_]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.1813);

(i)	[_]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[_]	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	[_]	Group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

17,558,595 Common Shares of Sears Canada Inc. (the "Common Shares") are owned, in the aggregate, by Bruce R. Berkowitz ("Mr. Berkowitz") and various investment vehicles managed by Fairholme Capital Management, L.L.C. ("FCM") of which 600,943 are owned by The Fairholme Allocation Fund and 9,589,672 are owned by The Fairholme Fund, each a series of Fairholme Funds, Inc.  Because Mr. Berkowitz, in his capacity as the controlling person of the sole member of FCM or as President of Fairholme Funds, Inc., has voting or dispositive power over all shares beneficially owned by FCM, he is deemed to have beneficial ownership of all such shares so reported herein.

While the advisory relationship causes attribution to Mr. Berkowitz, Fairholme Funds, Inc. or FCM of certain indicia of beneficial ownership for the limited purpose of this Schedule 13G, Mr. Berkowitz, Fairholme Funds, Inc. and FCM hereby disclaim ownership of these Common Shares for purposes of interpretations under the Internal Revenue Code of 1986, as amended, or for any other purpose, except to the extent of their pecuniary interest.

Mr. Berkowitz additionally beneficially owns 342,960 Common Shares in his individual capacity.

(a)	Amount beneficially owned:

Fairholme Capital Management, L.L.C.: 17,558,595 Bruce R. Berkowitz: 17,901,555 Fairholme Funds, Inc.: 10,190,615

(b)	Percent of class:

Fairholme Capital Management, L.L.C.: 17.23% Bruce R. Berkowitz: 17.57% Fairholme Funds, Inc.: 10.0%

(c)	Number of shares as to which Fairholme Capital Management has:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	15,856,238	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	17,558,595

Number of shares as to which Bruce R. Berkowitz:

(i)	Sole power to vote or to direct the vote	342,960

(ii)	Shared power to vote or to direct the vote	15,856,238	,

(iii)	Sole power to dispose or to direct the disposition of	342,960	,

(iv)	Shared power to dispose or to direct the disposition of	17,558,595
Number of shares as to which Fairholme Funds, Inc.:

(i)	Sole power to vote or to direct the vote	0

(ii)	Shared power to vote or to direct the vote	10,190,615	,

(iii)	Sole power to dispose or to direct the disposition of	0	,

(iv)	Shared power to dispose or to direct the disposition of	10,190,615

Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [_].

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.  If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group.

N/A

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity.  See Item 5.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 2, 2015
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.
Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13G/A dated October 2, 2015 relating to the Common Shares of Sears Canada Inc., shall be filed on behalf of the undersigned.

October 2, 2015
(Date)

Fairholme Capital Management, L.L.C.

By: /s/ Paul Thomson
Chief Compliance Officer

Bruce R. Berkowitz

By: /s/ Paul Thomson
(Attorney-in-fact)

Fairholme Funds, Inc.
By: /s/ Paul Thomson
Chief Compliance Officer Fairholme Capital Management, L.L.C.

LIMITED POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned constitutes and appoints Paul R. Thomson, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his capacity as the controlling person of the sole member of Fairholme Capital Management, LLC, for the sole purpose of signing on his behalf any and all Regulatory Filings under the Securities Act of 1933, the Securities Exchange Act of 1934, the Investment Advisers Act of 1940 and any amendments and supplements thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to accomplish the above, as fully as to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, and may lawfully do or cause to be done by virtue hereof. This Power of Attorney shall continue effective until revoked by me at any time.

Dated this 2nd day of October, 2015.

Fairholme Capital Management, LLC

By: Fairholme Holdings, LLC, Sole Member

By: /s/ Bruce R. Berkowitz
Bruce R. Berkowitz, Controlling Person

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